Exhibit 99.2

Precision Products Machining Group, LLC and Subsidiaries

Consolidated Financial Report

As of December 31, 2024, and for the period August 23, 2024, through December 31, 2024

Contents

Independent auditor’s report	1-2
Financial statements
Consolidated balance sheet	3
Consolidated statement of operations	4
Consolidated statement of member’s equity	5
Consolidated statement of cash flows	6
Notes to consolidated financial statements	7 – 23

Independent Auditor’s Report

Board of Directors

Precision Products Machining Group, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Precision Products Machining Group, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statement of operations, changes in member’s equity and cash flows for the period from August 23, 2024 to December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of their operations and their cash flows for period from August 23, 2024 to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Houston, Texas March 27, 2025

Precision Products Machining Group, LLC and Subsidiaries

Consolidated Balance Sheet
December 31, 2024
(Dollars, in thousands)

		December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents (including restricted cash of $518)	$	2,221
Trade accounts receivable, net		9,953
Inventories, net		27,417
Prepaid expenses and other current assets		1,589
Total current assets		41,180
Property, plant and equipment, net		27,631
Goodwill		14,984
Intangible assets, net		4,204
Right-of-use assets, net		13,033
Other assets		122
Total Assets	**$**	**101,154**
Liabilities and Member's Equity		
Current liabilities:		
Revolving line of credit	$	10,495
Current portion of finance and operating lease obligations		2,167
Accounts payable		7,333
Accrued liabilities		1,614
Other current liabilities		1,767
Total current liabilities		23,376
Long term debt, net of current portion		46,760
Long-term finance and operating lease obligations, net of current portion		10,956
Deferred income taxes		205
Total liabilities		**81,297**
Commitments and contingencies (Note 11)		
Member's equity		**19,857**
Total liabilities and member's equity	**$**	**101,154**

See notes to consolidated financial statements.

Precision Products Machining Group, LLC and Subsidiaries

Consolidated Statement of Operations
Period August 23, 2024 through December 31, 2024
(Dollars in thousands)

		Period Ended December 31, 2024
Net sales	$	26,783
Cost of sales (Note 4)		24,942
Gross profit		1,841
Selling, general and administrative expenses		4,734
Operating loss		**(2,893)**
Interest expense and other financing costs		1,384
Other income		(107)
Net loss before provision for income taxes		(4,170)
Provision for income taxes		(647)
Net loss	$	**(3,523)**

See notes to consolidated financial statements.

Precision Products Machining Group, LLC and Subsidiaries

Consolidated Statement of Cash Flows
Period August 23, 2024 through December 31, 2024
(Dollars in thousands)

		Period Ended December 31, 2024
Cash flows from operating activities		
Net loss from operations	$	(3,523)
Adjustments to reconcile net loss from operations to		
Net cash used in operating activities:		
Depreciation		930
Amortization of goodwill and trade names		712
Payment-in-kind interest on term loan		992
Amortization of right-of-use assets		756
Deferred income taxes		(610)
Repayment of operating lease obligations		(436)
Gain on disposal of asset		(129)
Changes in operating assets and liabilities:		
Trade accounts receivable		(1,392)
Inventories		4,567
Prepaid expenses and other current assets		109
Accounts payable		(1,833)
Accrued liabilities		(462)
Other current liabilities		(1,086)
Net cash used in operating activities		(1,405)
Cash flows from investing activities		
Capital expenditures		(467)
Cash received from disposal of asset		330
Acquisition cash acquired		1,906
Net cash provided by investing activities		1,769
Cash flows from financing activities		
Repayments on revolving line of credit, net		(802)
Deferred financing fees paid		(112)
Borrowings under term loan		3,000
Repayments of finance lease obligations		(229)
Net cash provided by financing activities		1,857
Net increase in cash and cash equivalents		2,221
Cash and cash equivalents:		
Beginning of period	$	-
End of period	$	2,221
Cash used in operating activities includes the following:		
Interest paid	$	392
Taxes paid		23

See notes to consolidated financial statements.

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies

The accounting policies of Precision Products Machining Group, LLC and its subsidiaries (“PPMG” or the “Company”) are based on accounting principles generally accepted in the United States of America. The following is a summary of ownership and nature of business and significant accounting and reporting policies, which the Company follows in preparing and presenting its consolidated financial statements (dollar amounts in thousands, unless otherwise stated).

Ownership and nature of business: The Company is a 100% owned subsidiary of TCW Direct Lending, LLC (“TCW”).

The Company was formed in June 2024 to facilitate the restructuring and foreclosure process for the former H-D Advanced Manufacturing Company (“H-D” or “OldCo”) which closed after the end of the business day on August 22, 2024. PPMG has four operating subsidiaries: (a) Overton Chicago Gear, LLC, (“Overton”), (b) Sungear, LLC (“Sungear”), (c) Sinecera, LLC. (d.b.a. Crown Precision Machining (“Crown”)) and (d) Precision Aero Company I (“Precision”), (collectively, the "New Opcos”). (a) Overton is a Delaware limited liability company which is a manufacturer of precision gears and gearboxes for original equipment manufacturers as well as aftermarket rebuilders, located throughout North America. The Company’s gearing and gearbox products serve roles in a variety of industries, including oil and gas, minerals and mining, wind, steel and steel processing, rail and marine transportation, medical and defense. The products manufactured by Overton include industrial products used in hydraulic fracturing, mud pumps, offshore rigs, earthmovers, conveyors, mineral crushers, wind turbines, underwater-mounted thrusters, mill drivers and coilers, locomotive engines, and traction gearing. (b) Sungear is a Delaware limited liability company which is a leading manufacturer of high precision gears and assemblies for the aerospace industry. Based in San Diego, California, Sungear manufactures complex high-quality, precision gear components for many of the world’s leading aerospace suppliers. Sungear’s loose gearing and gear assembly products perform critical functions in engine starters, auxiliary power units, and other applications. Sungear manufactures products for both OEM and aftermarket applications across a broad range of commercial and defense platforms. (c) Crown is a Delaware Limited Liability Company which provides critical high-precision machining services for commercial aerospace and defense manufacturers. Based in Irwindale, California, Crown manufactures high-precision machined rod ends, caps, pinions, transfer tubes, and other components used in commercial aerospace and defense. These specialty components are principally used in aviation hydraulic actuation systems, which control the movement of wings, rudders, landing gears, ailerons and flaps. Crown’s products are principally used on Boeing aircrafts, in addition to business and regional planes. (d) Precision is a Delaware limited liability company which is a market-leading manufacturer of machined products for aerospace wheel and brake assemblies. Based in Troy, Ohio, Precision manufactures products, including among others, fusible plugs, adjuster balls, bushings, spacers and pistons, for the aircraft (both commercial and military) and commercial vehicle markets. Precision’s fusible plugs are thermal pressure relief devices used in wheel and brake assemblies on virtually all commercial aircraft.

The financial statements reflect the results of operations from August 23, 2024, through December 31, 2024 (the “period ended December 31, 2024”).

Principles of consolidation and basis of presentation: The consolidated financial statements include the accounts of PPMG and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Risks, uncertainties and use of estimates: The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

reported and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the allowance for credit losses, inventory valuation, the assessment of goodwill and other identifiable intangible assets for impairment and accounting for income taxes. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates and assumptions.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents. The Company had restricted cash, held as collateral for certain financial obligations, of $518 as of December 31, 2024.

Concentrations: The Company maintains its cash in bank accounts with established commercial banks, and such deposits periodically exceed federally insured limits. Management believes it is not exposed to any significant risk on cash and cash equivalents.

The Company had five customers accounting for 53% of net sales, in aggregate for the period ended December 31, 2024, and five customers accounting for 62% of trade receivables as of December 31, 2024, as follows:

Period Ended December 31, 2024

Customer Sales Concentration	$	%
Customer 1	$ 3,334	12.5%
Customer 2	2,831	10.6%
Customer 3	2,718	10.2%
Customer 4	2,694	10.1%
Customer 5	2,615	9.8%
Total	$ 14,192	53.2%

	December 31, 2024
Customer Receivables Concentration	$	%
Customer A	$ 2,830	28.4%
Customer B	1,173	11.8%
Customer C	1,014	10.2%
Customer D	607	6.1%
Customer E	500	5.0%
Total	$ 6,124	61.5%

Trade accounts receivable and allowance for credit losses: The Company records accounts receivable at net realizable value based on the aging of receivables, and forward-looking information, as the basis. This value includes an allowance for credit losses and estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for credit losses. The Company uses historical loss information based on the aging of receivables and current economic conditions as the basis to determine expected credit losses for receivables and believes that the composition of trade receivables at year-end is consistent with historical conditions as credit terms

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

and practices and the customer base has not changed. As of December 31, 2024, the Company’s allowance for credit losses amounted to $608. The Company incurred approximately $50 of credit loss expense for the period ended December 31, 2024. There were no charge-offs against allowance for credit losses for the period ended December 31, 2024.

Revenue recognition: Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 describes the principles an entity must apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in the standard will be applied using the following five steps:

•
Identify the contract with a customer
•
Identify the performance obligations in the contract

•
Determine the transaction price
•
Allocate the transaction price to the performance obligations in the contract

•
Recognize revenue when or as performance obligations are satisfied

The Company assesses the contract term as the period in which the parties to the contract have presently enforceable rights and obligations. The contract term can differ from the stated term in contracts that include certain termination or renewal rights, depending on whether there are penalties associated with those rights. Customer contracts generally are standardized for the duration of the stated contract term. Customer contracts may include various termination rights which, if deemed to be substantive, would impact the determination of the contract term and may give rise to reimbursement to the Company for costs incurred to date.

Nature of products and services: Revenue from the sale of custom and standard equipment is recognized at a point in time upon transfer of control to the customer, which is typically when the product is shipped. For certain contracts, transfer of control does not occur until the equipment is received by the customer or upon customer acceptance.

Transaction price: The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as liquidated damages/penalty for contractual delivery dates and other defined requirements.

The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company does not offer any significant concessions beyond agreed to terms, and the Company does not believe that there are a wide range of possible outcomes beyond the amounts calculated for variable consideration such that there would be a risk of a significant revenue reversal.

The timing of revenue recognition generally aligns with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

liability (deferred revenue) also is recorded. If revenue is recognized in advance of the right to invoice, a contract asset (unbilled receivable) is recorded.

The Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less. The Company does not enter into contracts in which the period between payment by the customer and the transfer of the promised goods or services to the customer is greater than 12 months. Payment terms on invoiced amounts typically are 15 to 60 days from invoice date. As such, the Company did not recognize any significant financing components during the period ended December 31, 2024.

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Warranties: The Company provides assurance-type warranties for equipment and work performed under its contracts. The warranty periods typically extend for a limited duration following transfer of control of the equipment. Historically, warranty claims have not resulted in material costs incurred. The Company does not consider these warranties to be performance obligations.

Costs to obtain a contract: Under FASB ASC 340-40, sales commissions and other costs that are incremental to the acquisition of customer contracts require capitalization as deferred contract costs on the balance sheet. The Company has elected to apply the practical expedient to expense sales commissions and other costs as incurred when the period of benefit is determined to be equal to or less than one year. As such, the Company was not required to capitalize any contract acquisition costs as the practical expedient was met. Commission expense is included in selling, general and administrative expenses in the accompanying statement of operations.

Costs to fulfill a contract: The Company has elected the practical expedient to treat any shipping and handling costs related to contracts with customers incurred after control passes to the customer as costs to fulfill the promise to transfer the associated product and not as a separate performance obligation. The Company was not required to capitalize any additional fulfillment costs.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average and actual cost methods which approximates the first-in, first-out (“FIFO”) method for inventories. A reserve is recorded against inventory balances for estimated obsolete and slow-moving items based on specific identification, historical experience, and management estimates of market conditions and production requirements.

Property, plant and equipment: Property, plant and equipment is carried at cost or in the case of acquisitions, at fair market value at the time of acquisition. Expenditures for property, plant, and equipment and for renewals or improvements that extend the originally estimated economic life of the assets are capitalized at cost. Ordinary expenditures for maintenance and repairs are charged to expense. When an asset is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Depreciation of property, plant and equipment for financial reporting purposes is calculated on the straight-line method over the estimated remaining useful lives of the respective assets. The useful lives of property, plant and equipment for purposes of computing depreciation are as follows:

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Useful Life

Building improvements 15-25 years

Machinery, equipment and vehicles 3-10 years

Furniture and fixtures 5 years

Goodwill: Goodwill results from business acquisitions and represents the excess of the acquisition price over the sum of (i) fair value of acquired tangible assets less the (ii) fair value of liabilities assumed plus

(iii) the fair value of identifiable intangible assets. The Company has elected the private company alternative to amortize goodwill and only test for impairment when a triggering event occurs that indicates the fair value may be below the carrying amount. Entities that elect the alternative are required to make a policy decision to test goodwill for impairment either at the entity level or at the reporting unit level. The Company has elected to test goodwill for impairment at the entity level. Additionally, the Company has adopted the guidance in Accounting Standards Update (“ASU”) No. 2021-03, which states that the evaluation of triggering events that could indicate goodwill impairment at the entity level is only required at the end of each reporting period. Goodwill is being amortized over ten years. There was no goodwill impairment recorded for the period ended December 31, 2024.

Intangible assets: The Company recognizes its acquired identifiable intangible assets as an asset, separate from goodwill, whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. Intangible assets are stated at estimated fair value as of the date of acquisition less accumulated amortization. The identifiable intangible assets recognized by the Company are related to tradenames and are being amortized over a ten-year period.

Impairment or disposal of long-lived assets: The Company evaluates long-lived assets, including property, plant and equipment, right-of-use (“ROU”) assets and amortizable intangible assets, under the provisions of FASB ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long- lived assets to be disposed. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Long-lived assets to be held and used are considered to be impaired when it is determined the carrying value of these long-lived assets to be held and used exceeds management’s estimate of future undiscounted cash flows expected to result from the use of the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimated fair value of the assets is measured by estimating the present value of the future discounted cash flows to be generated. There was no impairment of long-lived assets as of and for the period ended December 31, 2024.

Leases: The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

The Company recognizes most leases on its balance sheet as an ROU asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Leases are classified as either finance leases or operating leases based on certain criteria. Classification of the lease affects the pattern of expense recognition in the statement of operations.

The Company made an accounting policy election available not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases assumed at inception of PPMG, ROU assets and lease liabilities are measured based on the fair value as of August 23, 2024, for all subsequent leases, the ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the acquisition date and are reduced by any lease incentives received. To determine the present value of lease payments, the Company made an accounting policy election available to non-public companies to utilize a risk-free borrowing rate, which is aligned with the lease term at the lease acquisition date.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index), which is initially measured using the index or rate at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Residual value guarantees or payments for terminating the lease are included in the lease payments only when it is probable, they will be incurred.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component for its real estate, vehicle and equipment asset classes. The non-lease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

Fair value of financial instruments: The Company’s financial instruments include accounts receivable, accounts payable, short-term debt and borrowings under its revolving credit agreement. The carrying values of accounts receivable and accounts payable approximate their fair values based on the short term nature of these assets and liabilities. The amounts borrowed under the revolving credit agreements are subject to variable interest rates that reflect currently available terms and conditions for similar debt.

Management estimates that the carrying value of this debt reasonably approximates its fair value.

Fair value measurements: The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Management estimates fair value based on assumptions that they believe market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy is used to distinguish between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability either directly or indirectly, for substantially the full term of the asset or liability.

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby addressing situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Deferred financing costs: Deferred financing costs represent loan fees and other related costs associated with the issuance of debt instruments. For revolver loans, these costs are capitalized within prepaid expenses and other current assets on the consolidated balance sheet and amortized on a straight-line basis as interest expense over the term of the loan agreement. For term loans these costs are presented as contra-debt on the consolidated balance sheet and amortized on a straight-line basis as interest expense over the loan agreement.

Income taxes: The Company accounts for income taxes pursuant to FASB ASC Topic 740, Income Taxes, under the asset-and-liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

In evaluating the recoverability of its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. Based upon (i) the projections of future taxable income over the periods in which deferred tax assets are deductible, (ii) the results of recent operations, and (iii) upon available tax planning strategies, management believes it is more likely than not the Company will not realize the benefits of these deductible temporary differences and has recorded a valuation allowance against its deferred tax assets.

To the extent required, the Company records unrecognized tax benefits and tax-related interest and penalties to income tax expense. At formation, PPMG elected to be taxed as a disregarded entity and Overton, Crown, Precision and Sungear elected to be taxed as C-Corporations. Subsequently, an election was filed to change PPMG to a C-Corporation and each of Overton, Crown, Precision and Sungear as disregarded entities. The consolidated financial statements have been prepared based on the original election.

Note 2. Formation and Opening Balance Sheet

At the end of the day on August 22, 2024, PPMG, acquired the assets and certain liabilities of OldCo under a restructuring process. In December 2023, OldCo had previously defaulted on its Term Loan and Revolving Line of Credit Agreements. OldCo was unable to resolve the defaults, leading TCW to form PPMG and the New Opcos (see Note 1).

Under the Partial Strict Foreclosure Agreement, OldCo assigned its assets and certain liabilities to the New Opcos and was effectuated through the assumption of a portion of the prior debt. The loans assumed were immediately refinanced on a cashless basis under a new credit agreement between TCW and PPMG and its subsidiaries. The new loan provides for term debt in an aggregate principal amount of

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 2. Formation and Opening Balance Sheet (Continued)

$40,093 and issued revolving loans of $2,707 (See Note 3 for more details). Concurrently, OldCo’s prior revolving credit facility was renegotiated with its lender, resulting in the issuance of $11,298 of new revolving credit loans to PPMG (NewCos) with such lender. This transaction was determined to be a single transaction as the restructuring and formation of the Newcos was part of a single effort by the lenders and the transactions were entered into in contemplation of each other. This transaction has been accounted for as a business combination under ASC 805. As the transaction was effectuated by a refinancing on a cashless basis, the purchase consideration is the acquisition date fair value of the acquired business, which totaled $79,579. The estimated acquisition date fair value of the acquired business was determined in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement, based on estimated future cash flows, using market participant assumptions, and discounted using PPMG’s weighted average cost of capital.

The estimated acquisition date fair value of the acquired business has been allocated to the tangible assets and identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, with the exception of: i) deferred income taxes which are recognized in accordance with ASC 740, Income taxes, and ii) certain lease related assets and liabilities which are recognized and measured in accordance with ASC 842, Leases. The Company has elected the private company accounting alternative to not separately recognize intangible assets in the accounting for a business combination that would otherwise arise from customer related intangible assets that are not capable of being sold or licensed separately from other assets of the business. These assets are effectively subsumed into goodwill. The goodwill attributable to this acquisition is the resulting excess of fair value of the tangible and identified intangible net assets, inclusive of customer related intangible assets that were subsumed into goodwill, the assembled workforce assumed by PPMG and the business processes. Goodwill is amortizable for income tax purposes.

The following is a summary of the recorded fair values of the assets acquired and liabilities assumed by PPMG and its subsidiaries:

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 2. Formation and Opening Balance Sheet (Continued)

The determination of estimated fair value requires the Company to make estimates and assumptions. As a result, the Company may record adjustments to the fair values of assets acquired and liabilities assumed within the measurement period (up to one year from the acquisition date) with the corresponding offset to goodwill. As of December 31, 2024, the Company has utilized preliminary estimates for its assumption of deferred income tax liabilities which will be finalized with the filing of the tax returns.

The Company incurred $2,101 of transaction costs because of the transaction, which are recorded as an adjustment to opening equity.

Trade names were valued using the relief-from-royalty method under the income approach, which includes estimated future revenues, a market participant royalty rate assumption, and discounted using the Company’s weighted average cost of capital.

The fair value of the acquired trade receivables approximates the carrying value of trade receivables due to the short-term nature of the expected timeframe to collect amounts due to the company and the contractual cash flows, which are expected to be collected related to these receivables, which had a

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 2. Formation and Opening Balance Sheet (Continued)

gross contractual amount of $9,440 and an estimated cash flows not expected to be collected of $879. Inventory was valued using the comparative sales method under the income approach.

Property, plant and equipment was valued using the market approach, or replacement cost new less depreciation under cost approach, or consideration of both, depending on the asset.

Note 3. Debt

The Company’s debt consisted of the following as of December 31, 2024:

Revolving line of credit: On August 22, 2024, the Company entered into a Revolving Line of Credit (“Revolver”) with MidCap Financial Services, LLC (“MidCap”). The Revolver is secured by substantially all the assets of the Company. The outstanding borrowings drawn under the Revolver cannot exceed the Company’s borrowing base, which includes specified percentages of eligible accounts receivable and inventories. The Revolver makes available revolving credit loans at the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin. The maximum borrowing capacity under the Revolver is

$20,000. As of December 31, 2024, the maximum borrowings were limited to the borrowing base amount of $11,008. The Revolver maturity is July 31, 2027. From origination through November 30, 2024, the Revolver had a minimum EBITDA covenant and starting December 31, 2024, a fixed charge coverage ratio financial covenant. There are no required debt amortization of principal payments before the Revolver maturity date. The Revolver contains a fixed charge coverage ratio covenant and standard affirmative and negative covenants.

The annual interest rate for the Revolver at December 31, 2024, was 8.7% (SOFR plus 4%).

Term loan: On August 22, 2024, the Company’s subsidiaries entered into a Term Loan Credit Agreement (“Term Loan”) with a syndicate of lenders including, TCW Asset Management Company, as an Agent for all Lenders. Substantially all of the Company’s assets are collateral to the Term Loan.

As of December 31, 2024, the term loan (including draws under its revolving loan tranche and Paid-in- Kind interest) had $46,760 outstanding with a fixed interest rate of 6.0%, which at the Company’s option can be Paid-in-Kind throughout the term of the agreement. For the period ended December 31, 2024, the Company incurred interest expense of $992 on the term loan. The Term Loan matures on January 31, 2028. There are no required debt amortization of principal payments before the loan maturity date. The Term Loan does not contain any financial covenants. The carrying value of TCW Term Loan approximates fair value as of December 31, 2024.

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 4. Inventories

In connection with the acquisition discussed in Note 2, the Company recorded an inventory fair value adjustment of $5,083 as of August 23, 2024, which represents the excess of the fair value of inventory over carrying value. This excess is being amortized to cost of sales over the first turn of inventory. Such amortization totaled $4,148 during the period from August 23, 2024, through December 31, 2024.

Note 5. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31, 2024:

The Company anticipates all property and equipment in the construction stage to be placed in service and utilized by the Company during 2025.

Depreciation expense for property, plant and equipment was $930 for the period ended December 31, 2024.

Note 6. Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under Topic 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract, and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company leases premises for office, warehouse space and equipment from unrelated parties under operating lease agreements that have terms from transition of 1 - 14 years. The leases include options to

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 6. Leases (Continued)

renew the lease terms, generally at the Company’s sole discretion. The leases also have early termination options. These options to extend a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company’s leases generally do not contain any material restrictive covenants. The Company has elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets.

The Company also leases certain manufacturing equipment under finance lease agreements with terms ranging from 1 - 6 years and interest rates ranging from 3.90% to 7.25%. The Company’s finance leases generally do not contain any material restrictive covenants or residual value guarantees.

Operating lease cost is recognized on a straight-line basis over the lease term. Finance lease cost is recognized as a combination of the amortization expense for the ROU assets and interest expense for the outstanding lease liabilities, and results in a front-loaded expense pattern over the lease term. The components of lease expense recorded in selling, general and administrative expenses are as follows for the year period December 31, 2024:

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 6. Leases (Continued)

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 6. Leases (Continued)

Note 7. Goodwill and Intangible Assets

Goodwill: The net book value of goodwill at the acquisition date and as of December 31, 2024, are shown in the table below:

Intangible assets: Intangible assets consisted of the following as of December 31, 2024:

Amortization expense for the period ended December 31, 2024, was $156. Expected future amortization as of December 31, 2024, is as follows:

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 7. Goodwill and Intangible Assets (Continued)

Years ended December 31:	Trade Names	Goodwill
2025	$ 436	$ 1,498
2026	436	1,498
2027	436	1,498
2028	436	1,498
2029	436	1,498
Thereafter	2,024	7,494
Total	$ 4,204	$ 14,984

Note 8. Income Taxes

The components of the provision for income taxes for the period ended December 31, 2024, is as follows:

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate for each reporting period is as follows:

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 8. Income Taxes (Continued)

Our effective tax rate was 15.5% for the period ended December 31, 2024. Our effective tax rate was below the 21% statutory rate primarily due to non-taxable income of the Company and increase in valuation allowance offset by state income taxes.

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities consist of the following as of December 31, 2024:

The Company recognized a valuation allowance of $12,482 and $12,522 as of December 31, 2024, and August 23, 2024, respectively. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded.

The Company determined that it does not have any material uncertain tax positions, and it has not recorded any liability for uncertain tax positions or tax-related interest or penalties on the consolidated balance sheet as of December 31, 2024, or in the consolidated statement of operations for the period then ended.

As of December 31, 2024, the Company has net operating loss carryforwards for federal income tax purposes of approximately $43,527 which do not expire. The Company also has state NOL carryforwards of approximately $4,498, with expiration dates ranging from 2029 to 2044.

Precision Products Machining Group, LLC and Subsidiaries

Note to Consolidated Financial Statements (Dollars in thousands)

Note 9. Retirement Plans

Defined contribution plan: The Company provides multiple 401(k) retirement savings plans that are available to full time employees who have reached the minimum age as set out in each plan. Company matching contributions are made on a discretionary basis at the rate of 50% of the first 6% of employee contributions, funded on a current basis. Participants may contribute up to the maximum allowable by the Internal Revenue Service. The Company contributions amounted to $106 for the period ended December 31, 2024.

Note 10. Related-Party Transactions

TCW is the Company’s term loan lender and is also its sole shareholder. For the period ended December 31, 2024, the Company expensed $992 of paid-in-kind interest due to TCW. As of December 31, 2024, the Company owed TCW $46,760 under the term loan.

Note 11. Contingencies

The Company is subject to federal, state, and local laws designed to protect the environment and believes that as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

The Company is not currently involved in any material matters of litigation.

Note 12. Subsequent Events

Management has evaluated subsequent events through March 27, 2025, the date the Company’s consolidated financial statements were available to be issued.